OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

Image Entertainment, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

452439201

(CUSIP Number)

Wayne Levin
General Counsel
Lions Gate Entertainment Corp.
2700 Colorado Avenue, Suite 200
Santa Monica, California 90404
(310) 449-9200

with a copy to:

Allison Keller and Steve Camahort
O’Melveny & Myers LLP
1999 Avenue of the Stars, Suite 700
Los Angeles, CA 90067
(310) 553-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 452439201

1.	Name of Reporting Person: Lions Gate Entertainment Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group *:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds*: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☑

6.	Citizenship or Place of Organization: British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,033,996

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 4,033,996

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,033,996

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*: ☐

13.	Percent of Class Represented by Amount in Row (11): 18.94%[1]

14.	Type of Reporting Person*: CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

[1]	Based on 21,296,346 shares of the issuer outstanding as of June 26, 2006, as set forth in the issuer’s Form 10-K for the year ended March 31, 2006.

Item 1. Security and Issuer
This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed by Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“LGEC” or the “Reporting Person”), to amend the Schedule 13D filed by LGEC on September 13, 2005, as amended by Amendment No. 1 to Schedule 13D, filed by LGEC and Lions Gate Entertainment Inc., a Delaware Corporation (“LGEI”) on September 21, 2005, by Amendment No. 2 to Schedule 13D, filed by LGEC and LGEI on November 1, 2005, Amendment No. 3 to Schedule 13D, filed by LGEC and LGEI on March 16, 2006, and Amendment No. 4 to Schedule 13D, filed by LGEC on June 6, 2006 (together, the “Schedule 13D”), with respect to the common stock, no par value (the “Shares”), of Image Entertainment, Inc., a Delaware corporation (the “Company”).
Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
Item 4. Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended to add the following sentence:
“Eric K. Doctorow has submitted to the Reporting Person written notice of his withdrawal as a nominee for election to the Image board of directors because he has accepted a full-time position as General Manager, MGM Worldwide, for Twentieth Century Fox Home Entertainment. On August 4, 2006, the Reporting Person notified the Company of its intent to substitute Jack R. Crosby in place of Eric K. Doctorow as a member of the slate of directors the Reporting Person intends to nominate for the 2006 Annual Meeting.
IMPORTANT INFORMATION
The Reporting Person intends to make a preliminary filing with the Commission of a proxy statement and an accompanying proxy card to be used to solicit proxies for the election of the Nominees at the 2006 Annual Meeting.
SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE REPORTING PERSON FROM STOCKHOLDERS OF THE COMPANY FOR USE AT THE 2006 ANNUAL MEETING WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF THE COMPANY AND WILL BE AVAILABLE AT NO CHARGE AT THE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE REPORTING PERSON AND THE NOMINEES AND THEIR DIRECT AND INDIRECT INTERESTS IN SUCH PROXY SOLICITATION IS CONTAINED IN EXHIBIT 99.1 ATTACHED TO AMENDMENT NO. 4 TO THE SCHEDULE 13D, FILED BY THE REPORTING PERSON ON JUNE 6, 2006.”

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 4, 2006

Lions Gate Entertainment Corp.
By:	/s/ WAYNE LEVIN
	Name:	Wayne Levin
	Title:	Executive Vice President, Corporate Operations and General Counsel